AB
3/5

[redacted]

10029531

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXCESSNET, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CRANBERRY HILL, STE 6
(No. and Street)

LEXINGTON (City) MA (State) 02421 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT (781) 674-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET (Address) WORCESTER (City) MA (State) 01608 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHAVIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXCESSNET, LLC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shavit
Signature

president
Title

PIA SWANN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Sept. 3, 2015

2/20/10
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
AxcessNet, LLC
Lexington, Massachusetts

We have audited the accompanying statements of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2009 and 2008, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC at December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 20, 2009

AXCESSNET, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2009	2008
Cash	$ 19,296	$ 51,532
Accounts receivable	-	2,737
Note receivable	-	30,167
Prepaid administrative fees	60,000	20,000
Total assets	$ 79,296	$ 104,436

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 9,000	$ 8,047
Members' equity	70,296	96,389
Total liabilities and members' equity	$ 79,296	$ 104,436

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2009	2008
Revenues:		
Success fees	$ 98,497	$ 403,079
Investment advisory fees	30,000	92,000
Interest income	852	2,122
Total revenues	129,349	497,201
Expenses:		
Administrative fees	240,000	480,000
Payroll	89,180	189,000
Payroll taxes	8,053	13,240
Employee benefits	11,333	28,395
Professional fees	16,412	11,765
Consulting fees	-	15,000
Computer and office expenses	8,842	11,840
Regulatory fees	1,898	1,190
Travel and selling	344	16,063
Telephone	985	2,008
Insurance	514	364
Miscellaneous	881	651
Total expenses	378,442	769,516
Net loss	(249,093)	(272,315)
Members' equity - beginning	96,389	205,704
Members' contributions	343,000	463,000
Members' distributions	(120,000)	(300,000)
Members' equity - ending	$ 70,296	$ 96,389

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2009	2008
Operating activities:		
Net loss	$ (249,093)	$ (272,315)
Adjustments to reconcile net loss to net cash used in operating activities:		
Interest income accrued on note receivable	-	(2,000)
Changes in assets and liabilities:		
Accounts and other receivables	2,737	247,263
Prepaid administrative fees	(40,000)	(20,000)
Due to related party	-	(50,659)
Accounts payable and accrued liabilities	953	(48,821)
Net cash used in operating activities	(285,403)	(146,532)
Investing activities:		
Payment of note receivable	30,167	-
Financing activities:		
Members' contributions	343,000	463,000
Members' distributions	(120,000)	(300,000)
Net cash provided by financing activities	223,000	163,000
Net increase (decrease) in cash	(32,236)	16,468
Cash - beginning	51,532	35,064
Cash - ending	$ 19,296	$ 51,532

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides consulting and facilitation services to assist its clients in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, primarily Israeli companies in the information technology industry.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may, under certain circumstances, be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Adoption of New Accounting Standards:

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that defines the new hierarchy for U.S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative accounting principles (other than Securities and Exchange Commission guidance for publicly-traded companies). This guidance was effective for reporting periods ending after September 15, 2009. As a result of the adoption of this guidance, note references to U.S. accounting standards have changed. This adoption had no impact on the Company's financial position, results of operations or cash flows.

On January 1, 2009, the Company adopted the provisions included in FASB ASC 740, "Income Taxes", related to accounting for uncertainty in income taxes. Under these new provisions, the Company, which is taxed as a partnership (see below), will evaluate the tax benefits of uncertain tax positions that may result in an entity level tax. If uncertain tax positions are not considered to be "more likely than not" to be sustained upon examination by tax authorities, a liability will be recognized for any excess benefit claimed, or expected to be claimed, along with any related interest and penalties. Management believes that there are no such excess benefits, interest or penalties to be recorded in the financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the years ended December 31, 2006 through 2009 remain open for examination by federal and state taxing authorities.

(2) <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Adoption of New Accounting Standards (continued):

The Company also adopted guidance included in FASB ASC 855, "Subsequent Events", that sets forth the period after the date of the balance sheet during which management must evaluate events and transactions occurring for potential recognition or disclosure in the financial statements. This guidance describes the circumstances under which such events or transactions require recognition and/or disclosure in the financial statements (Note 6).

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:

Success fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Investment advisory, other fees and interest income are recognized when earned and collectibility is reasonably assured.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectibility of accounts receivable based on the current credit conditions of its clients. There was no allowance for doubtful accounts at December 31, 2008.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings (losses) on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications:

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation with no effect on previously reported net loss or members' equity.

(3) <u>BUSINESS RELATIONSHIPS AND REVENUES</u>

Business development and strategic consulting agreements define the terms under which success and advisory fees may be earned. Revenues earned under the terms of these agreements of 77% in 2009 and 71% in 2008 were from one client in each year.

A receivable and the advisory fees earned in 2008 of $72,000 have not been recognized since collectibility, in the opinion of management, is not reasonably assured.

The balance of the note receivable from a client, which included accrued interest at 8%, was collected during 2009. Interest income earned on the note was approximately $800 in 2009 and $2,000 in 2008.

(4) RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the related party that provides the Company with office space, telecommunications, information technology, executive and other administrative services for a monthly fee, adjusted annually for increases or decreases in services and expenses. The related party is a corporation with common ownership and whose operations are similar to those of the Company. Administrative fees charged to expense in 2009 and 2008 totaled $240,000 and $480,000, respectively. Prepaid administrative fees at December 31, 2009 and 2008 relate to these fees.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2009	2008
Aggregate indebtedness	$ 9,000	$ 8,047
Net capital	$ 10,296	$ 43,485
Ratio of aggregate indebtedness to net capital	0.87 to 1	0.19 to 1

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 20, 2010, the date these financial statements were available to be issued, to determine whether there are events that should be recognized and disclosed to keep the financial statements from being misleading.

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital:	
Total members' equity	$ 70,296
Less - nonallowable assets:	
Prepaid expense - related party	60,000
Net capital	$ 10,296
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 9,000
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$ 9,396
Ratio: Aggregate indebtedness to net capital	0.87 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 13,296
Audit adjustment to record other expense as prepaid	60,000
Audit adjustment to record additional other expense	(3,000)
Increase in nonallowable assets	(60,000)
Net capital per the preceding	$ 10,296

See independent auditors' report

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: AXCESSNET, LLC. [13]

SEC FILE NO.: 8-66402 [14]

FIRM I.D. NO.: 130883 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE CRANBERRY HILL - STE 6 [20]
(No. and Street)

LEXINGTON [21] MA [22] 02421 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10-01-09 [24]

AND ENDING (MM/DD/YY): 12-31-09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT [30]

(Area Code) — Telephone No.: (781) 674-1010 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of FEBRUARY 20 10

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C. [70]

ADDRESS

306 MAIN STREET [71]	WORCESTER [72]	MA [73]	01608 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-09 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 19,296 [200]		$ 19,296 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	60,000 [735]	60,000 [930]
12. TOTAL ASSETS	$ 19,296 [540]	$ 60,000 [740]	$ 79,296 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC. as of 12-31-09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	9,000 [1205]	[1385]	9,000 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9,000 [1230]	$ [1450]	$ 9,000 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	70,296 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		70,296 [1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 70,296 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 79,296 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC. as of 12-31-09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 70,296	3480
2. Deduct ownership equity not allowable for Net Capital				19 ( )	3490
3. Total ownership equity qualified for Net Capital				70,296	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 60,000	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(60,000)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				20 $ 10,296	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 10,296	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC. as of 12-31-09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	600	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	5,296	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	9,396	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	9,000	3790
17. Add:					
A. Drafts for immediate credit 21	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	9,000	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	87.41	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	87.41	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC.

For the period (MMDDYY) from 24 10-1-09 [3932] to 12-31-09 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

		Amount	Code
1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	30,000	3975
8.	Other revenue	(57)	3995
9.	Total revenue	$ 29,943	4030

EXPENSES

		Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers		4120
11.	Other employee compensation and benefits	533	4115
12.	Commissions paid to other broker-dealers		4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	1,634	4195
15.	Other expenses	(49,833)	4100
16.	Total expenses	$ (47,666)	4200

NET INCOME

		Amount	Code
17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 77,609	4210
18.	Provision for Federal income taxes (for parent only)	28	4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4338]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 77,609	4230

MONTHLY INCOME

		Amount	Code
23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ 49,000	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC.

For the period (MMDDYY) from 10-01-09 to 12-31-09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 23,687	4240
A. Net income (loss)			77,609	4250
B. Additions (Includes non-conforming capital of	29 $ 39,000	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 70,000	4272)	(31,000)	4270
2. Balance, end of period (From item 1800)			$ 70,296	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ N/A	4300
A. Increases		N/A	4310
B. Decreases		N/A	4320
4. Balance, end of period (From item 3520)		$ N/A	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC. as of 12-31-09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	NONE 4601	4602	4603	4604	4605
32	4610	NONE 4611	4612	4613	4614	4615
33	4620	NONE 4621	4622	4623	4624	4625
34	4630	NONE 4631	4632	4633	4634	4635
35	4640	NONE 4641	4642	4643	4644	4645

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA
David J. Mayotte, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail
Mail Processing
Section

MAR 02 2010

Washington, DC
106

The Members
AxcessNet, LLC

In planning and performing our audit of the financial statements of AxcessNet, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Because of inherent limitations in internal control, and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, PC.

Worcester, Massachusetts
February 20, 2010

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

AXCESSNET, LLC

TABLE OF CONTENTS

DECEMBER 31, 2009 AND 2008